June 12, 2019

Paul McBarron
Chief Operating Officer & Chief Financial Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

       Re: Cyclacel Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed June 3, 2019
           File No. 333-231923

Dear Mr. McBarron:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Cliff M. Silverman